Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400 Fax: 949/673-4525

February 12, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Larry Spirgel, Assistant Director

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Registration Statement on Form S-1

File No. 333-184910

Dear Mr. Spirgel:

Please find attached herewith a request for acceleration and supporting statement from First Rate Staffing Corporation (the “Company”) with respect to the Registration Statement on Form S-1. The Company is requesting that the Registration Statement be declared effective on Friday, February 14, 2014 at 4:00 p.m. Eastern time.

Please promptly advise us if there are any issues or concerns regarding the effectiveness of the Registration Statement on Form S-1. If there are any other questions, please let us know the same at your earliest opportunity by contacting Lee Cassidy, Esq. at (202) 387-5400 or the undersigned at (310) 709-4338. We look forward to the Registration Statement being declared effective, and thank you for your professional courtesy and assistance in this matter.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates